Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 24, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Pursuant to Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 and in furtherance to our intimation dated May 09, 2025, wherein we had informed you that the Board of Directors of the Company at their meeting held on the same day approved appointment of M/s Makarand M Joshi & Co. (MMJC), Practicing Company Secretaries as the Secretarial Auditors of the Company for a term of five years starting April 1, 2025, subject to the approval of the shareholders at the ensuing Annual General meeting.

This is to inform you that the shareholders of the Company at their 41st AGM held today i.e. July 24, 2025, have approved the appointment of M/s Makarand M Joshi & Co. (MMJC), Practicing Company Secretaries as the Secretarial Auditors of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is enclosed as Annexure-I.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure-I

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl.no.	Particulars	Details
1.	Reason for Change viz. appointment	Appointment of Makarand M. Joshi & Co, Peer Reviewed Firm of Company Secretaries in Practice (Firm registration number: P2009MH007000), as Secretarial Auditors of the Company.
2.	Date of appointment & term of appointment	The shareholders at their 41st AGM held today, i.e. July 24, 2025 have approved the appointment of Makarand M. Joshi & Co., as Secretarial Auditors, for a term of five years starting April 1, 2025.
3.	Brief profile (in case of appointment)

M/s. Makarand M. Joshi & Co. (MMJC) is a leading firm of Practicing Company Secretaries with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting

Secretarial Audits, Due Diligence Audits, Compliance Audits etc.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable.